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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                               PIERRE FOODS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   720830 10 8
                                 (CUSIP Number)

                                 David R. Clark
                                PF Management, Inc.
                              361 Second Street, NW
                                Hickory, NC 28603
                                 (828) 304-2307
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 16, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]




                                   Page 1 of 4



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---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 2 of 4 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        PF Management, Inc.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO, WC
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        North Carolina
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
------- ---------------------------------------------------------------




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                                                              Page 3 of 4 Pages


ITEM 1.  SECURITY AND ISSUER

         Item 1 is not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is not amended.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On October 16, 2001, Pierre Foods, Inc. (the "Company") filed a quarterly report on Form 10-Q for the three months ended September 1, 2001, which included substantially the following disclosure:

         "On April 26, 2001, the Company signed a definitive exchange agreement documenting a management buyout proposal by PF Management, Inc. In July 2001, the Special Committee of the Board of Directors of the Company received a competing proposal from William E. Simon & Sons ("Simon") and Triton Partners ("Triton") in which Simon and Triton proposed to commence a tender offer to purchase the Company's common stock for $2.50 per share, subject to certain conditions. The Special Committee was considering the Simon and Triton proposal in light of the exchange agreement and other factors when it was contacted in August 2001 by Anderson, Kill & Olick, P.C. ("AKO"), counsel to an Ad Hoc Committee of holders of the Company's 10-3/4% Senior Notes Due 2006. AKO stated that the members of the Ad Hoc Committee, who collectively owned at least $90 million in aggregate principal amount of the Senior Notes, were interested in negotiating with the Company to restructure the Company's debt and equity capital. The Special Committee and the Board of Directors decided that the Company should pursue these negotiations.

         In September and October, representatives of the Ad Hoc Committee met with the Company's management and began conducting due diligence of the Company. In addition to its legal counsel, the Ad Hoc Committee has engaged CIBC World Markets Corp. ("CIBC") as its financial advisor. The Company has agreed to compensate AKO for its reasonable fees and disbursements related to representation of the Ad Hoc Committee and has agreed to pay CIBC's fees for advising the Ad Hoc Committee.

         The Company is currently preparing a comprehensive restructuring proposal, which it intends to present to the Ad Hoc Committee later this month. Once the Company makes its proposal, it hopes to negotiate detailed terms of a broad restructuring with AKO and CIBC on behalf of the Ad Hoc Committee. No assurance can be offered as to whether, when or how these negotiations may come to fruition. The exchange agreement between PF Management, Inc. and the Company remains in effect. The competing proposal made by Simon and Triton has not been withdrawn."

         Effective September 18, 2001, PF Management, Inc. ("PFMI"), the Company, James C. Richardson, Jr. and David R. Clark entered into an amendment to the Agreement and Plan of Share Exchange dated as of April 26, 2001 (the "Exchange Agreement") in order to extend the termination date of the Exchange Agreement and to provide for the payment of PFMI's expenses under the circumstances set forth in the amendment. In consideration of the amendment, PFMI has agreed to forbear in terminating the Exchange Agreement and receive reimbursement of its expenses until further notice. PFMI presently intends to pursue the transaction contemplated by the Exchange Agreement as an integral part of the restructuring described in the Company's Form 10-Q report, though the restructuring is expected to result in changes to the terms of the Exchange Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is not amended.



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                                                              Page 4 of 4 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.1 Amendment No. 1 to Agreement and Plan of Share Exchange, incorporated by reference to Schedule 14D-9, Amendment No. 3, filed by Pierre Foods, Inc. on September 26, 2001.



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


PF MANAGEMENT, INC.

BY: /s/ David R. Clark
    --------------------------------                            October 18, 2001
    David R. Clark
    President